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                                                                    EXHIBIT 99.1

                                    AMENDMENT TO
                        THE CHEESECAKE FACTORY INCORPORATED
                    1992 PERFORMANCE EMPLOYEE STOCK OPTION PLAN


The Cheesecake Factory Incorporated Performance Employee Stock Option Plan, as adopted at The Cheesecake Factory Incorporated 1993 Annual Meeting, is amended as provided herein and except as so amended, the 1992 Performance Employee Stock Option Plan remains in full force and effect.

     1. Article III Paragraph 3.1 is amended and restated in its entirety to read as follows:

          3.1 NUMBER OF SHARES AVAILABLE. The total number of shares of Common Stock which are available for granting Options hereunder shall be 3,956,250 (subject to adjustment as provided below in Section 3.3 and in Article VIII hereof)."


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